UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

COMMISSION FILE NUMBER 1-6780

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

PLAN NUMBER 031

EMPLOYER IDENTIFICATION NUMBER 57-1194568

AS OF DECEMBER 31, 2007 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2007

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administration Committee of the

Rayonier Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 and the schedule of reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2007 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS PELLUM & ASSOCIATES, P.A.

Jacksonville, Florida

June 30, 2008

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2007	2006
ASSETS

Investments, at fair value (See Notes 2 and 3)	$5,938,950	$5,680,214

Receivables:
Accrued dividends and interest	25,369	28,123
Employer contributions	3,315	3,274
Participants’ contributions	7,430	7,307

Total receivables	36,114	38,704

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	5,975,064	5,718,918

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	54,231	21,168

NET ASSETS AVAILABLE FOR BENEFITS	$6,029,295	$5,740,086

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$407,282
Interest (Note 2)	106,356
Dividends (Notes 2 and 4)	107,833

621,471

Contributions:
Employer	97,248
Participants’	429,844

527,092

Total additions	1,148,563

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	851,301
Administrative expenses	8,053

Total deductions	859,354

Net increase	289,209

Net assets available for plan benefits:
Beginning of year	5,740,086

End of year	$6,029,295

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time, hourly-paid, non-bargaining unit employees of former and current operating locations of Vanillin, Baxley, Eatonton, Swainsboro, and Lumber City of Rayonier Inc. (“Sponsor” or the “Company”). Certain part-time employees at these locations are also eligible to participate in the Plan.

Effective June 1, 2007, the Sponsor enacted enhanced eligibility requirements and enrollment for new hires. Employees hired on or after June 1, 2007 were eligible to enroll on the first of the month following six months of full-time employment. These employees will automatically be enrolled in the Plan after six months of service. Unless the employee elects a different deduction level or investment option, payroll deductions will start at three percent on a before-tax basis and will be invested in the age appropriate Barclays LifePath option based on the employee’s estimated retirement date. This change does not apply to existing employees.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual” or “Trustee”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier Inc. Common Stock Fund and is administered by State Street Corporation (“State Street”). On July 2, 2007, State Street acquired the former trust administrator, Investors Bank & Trust Company. MassMutual was appointed the record keeper for the assets held in the Trust under an agreement between the Company, MassMutual, and State Street.

(b)	Contributions

Participants may contribute to the Plan from 1 percent to 100 percent of eligible compensation, in 1 percent increments. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.

Each year, the Company contributes to the retirement account of each participant an amount equal to 60 percent of the first 6 percent of each participant’s compensation that a participant contributes to the Plan. All Company contributions are made to the Rayonier Inc. Common Stock Fund. Participants can elect to transfer prior contributions and direct future investment of Company contributions into any available investment under the Plan on an ongoing basis.

Participant pre-tax contributions were limited by the Internal Revenue Service (“IRS”) to $15,500 and $15,000 during the years ended December 31, 2007 and 2006, respectively. In addition, individuals age 50 or older by the end of the Plan year can make “catch-up” contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $5,000 during the years ended December 31, 2007 and 2006.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

The Plan also permits rollovers from other qualified plans into the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.

(d)	Vesting

Participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company’s contributions at a rate of 20 percent per year of service. Complete vesting in all Company contributions occurs after five years of service.

(e)	Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2007 and 2006, forfeited, non-vested accounts totaled $3,565 and $89,494, respectively, and remain available in the Fixed Income Fund (“MassMutual GIA”) to reduce future employer contributions. During 2007, forfeitures of $94,595 were utilized to reduce employer contributions. Administrative expenses of $26 were paid with forfeitures and total forfeitures were $6,668 for the year ended December 31, 2007.

(f)	Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year). Effective October 2007, participants are prohibited from transferring into most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.

Effective June 1, 2007, the Plan’s Sponsor approved the addition of the following investment options:

•	Barclays LifePath Retirement F
•	Barclays LifePath 2010
•	Barclays LifePath 2020
•	Barclays LifePath 2030
•	Barclays LifePath 2040
•	MassMutual Select Indexed Equity
•	MassMutual Select Overseas
•	MassMutual Select Small Company Value
•	MassMutual Select Small Company Growth
•	Blackrock Total Return Portfolio II

Effective June 1, 2007, participants may invest their contributions into or transfer their existing contributions into or out of the Rayonier Inc. Common Stock Fund without restriction.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

Also effective June 1, 2007, the American Century Equity Growth Fund was discontinued as an investment option and any investment assets remaining in this fund on or after June 1, 2007 were moved into the MassMutual Select Indexed Equity Fund.

The MassMutual Select Strategic Balanced Fund was discontinued as an investment option effective June 1, 2007 and any investment assets remaining in this fund on or after June 1, 2007 were moved into a Barclays LifePath Portfolio as follows based on the respective participant’s age as of June 1, 2007:

Discontinued Investment Option	New Investment Option
Select Strategic Balanced	Barclays LifePath 2040 if under age 30
Select Strategic Balanced	Barclays LifePath 2030 if age 30 - 39
Select Strategic Balanced	Barclays LifePath 2020 if age 40 - 49
Select Strategic Balanced	Barclays LifePath 2010 if age 50 - 59
Select Strategic Balanced	Barclays LifePath Retirement F, if age 60 or older

(g)	Participant Loans

Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance, or (b) $50,000 reduced by the difference (if any) between the participant’s highest outstanding loan balance, if any, during the prior one-year period and the outstanding loan balance on the date on which the loan is made, or the greater of one half of the participant’s vested interest up to $10,000. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Administration Committee. The loans bore fixed interest rates that ranged from 5.00 percent to 9.25 percent as of December 31, 2007, and 2006. Principal and interest are paid ratably through weekly payroll deductions.

(h)	Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the Internal Revenue Code of 1986, as amended (“IRC”), payment of benefits must commence by age 70-1/2. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.

Withdrawals of any amount may be made once every six months from the participant’s after-tax account in excess of a prescribed minimum. Withdrawals from before-tax accounts are prohibited before attaining the age of 59-1/2 except in the case of death, permanent and total disability, or financial hardship. Existence of financial hardship will be evaluated based on IRC criteria.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), fully benefit-responsive investment contracts such as those held by the MassMutual GIA, are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, all Plan investments are presented at fair value in the statements of net assets available for benefits and an adjustment is made to revalue the fair value of the MassMutual GIA, to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and liabilities on January 1, 2008. It did not have an impact to the financial statements of the Plan.

(c)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. The fair value of the MassMutual GIA is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations. The guaranteed interest rate was 4.25 percent as of December 31, 2007 and 2006.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average cost basis. Interest income and dividends are recorded on the accrual basis.

Investment securities, in general, are exposed to various risks, such as interest rate movements, credit changes and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Operating Expenses

Expenses of maintaining the Plan are paid by the Sponsor.

3.	Investments

The investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, were as follows:

	2007		2006
Fixed Income Fund (MassMutual GIA)	$1,651,147		$1,365,963
MassMutual Select Indexed Equity Fund	1,080,842		—	(2)
American Century Equity Growth Fund	—	(1)	1,220,166
Rayonier Inc. Common Stock Fund	2,271,542		2,359,739
Participant Loans Receivable	616,486		537,719

(1) Fund discontinued as an investment option as of June 1, 2007. See Note 2. (2) Fund added as an investment option as of June 1, 2007. See Note 2.

During 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

Separate Investment Accounts	$61,895
Common Stock	345,387

Total	$407,282

4.	Dividends

The Plan received regular cash dividends of $1.94 per share on Rayonier Inc. common stock owned, totaling $107,833 for the year ended December 31, 2007.

5.	Party-in-Interest Transactions

Transactions with State Street and MassMutual qualify as party-in-interest transactions. Investment management expenses for each of the Plan’s MassMutual investment options are applied against each fund’s return at the participant level. During 2007, the Plan paid MassMutual $3,190 for investment management fees related to the MassMutual Select funds. In addition, the Plan Sponsor paid certain plan expenses totaling $29,382.

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan held 48,085 and 57,485 shares of Rayonier Inc. common stock, respectively, which represented 0.06 and 0.07 percent, respectively, of the total shares outstanding.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by letter dated January 20, 2005 that the Plan is designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

PLAN NUMBER 031

EMPLOYER IDENTIFICATION NUMBER 57-1194568

	Identity of Issue	Description	Curent Value

*	Rayonier Inc. Common Stock	Company Stock	$2,271,542

*	MassMutual GIA Fixed Income	Stable Value	1,651,147

*	MassMutual Select Indexed Equity	Large Cap Core	1,080,842

*	Participant loans receivable[1]	Participant Loans	616,486

*	MassMutual Select Small Company Growth	Small Cap Growth	107,275

*	Cash and Short-term Investment	Cash and Equivalents in Company Stock Fund	86,667

	Barclays LifePath 2040	Asset Allocation	45,251

*	MassMutual Select Overseas	International/Global Large Core	26,758

	Barclays LifePath 2020	Asset Allocation	22,350

	Barclays LifePath 2030	Asset Allocation	21,982

	Barclays LifePath Retirement F	Asset Allocation	5,938

	Total Return Portfolio II - Blackrock	Intermediate Term Bond	2,226

*	MassMutual Select Small Company Value	Small Cap Value	304

	Barclays LifePath 2010	Asset Allocation	182

			$5,938,950

* Denotes Party-in-interest transaction.

[1]	The loans bear fixed interest rates that range from 5.00 percent to 9.25 percent.

Note: Investments are participant directed, thus cost information is not required.

See report of independent registered public accounting firm.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

PLAN NUMBER 031

EMPLOYER IDENTIFICATION NUMBER 57-1194568

Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
MassMutual	Indexed Equity - SIA-X	$1,191,103	—	—	—	—	—	—
MassMutual	Indexed Equity - SIA-WJ	—	$1,191,103	—	—	$919,688	$1,191,103	$271,415

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee for the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Inc. Saving Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (Name of Plan)

June 30, 2008	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator